                                                                    EXHIBIT 9

CONTACT
JOSEPH P. O'NEILL
VICE PRESIDENT FINANCE - CFO
(920) 751-4981

ABT Building Products Corporation
Announces Sale of Company to Louisiana-Pacific

FOR IMMEDIATE RELEASE:


                                                              January 19, 1999


Neenah, WI - ABT Building Products Corporation (NASDAQ:ABTC) - announced today that they have entered into a definitive agreement to sell the company to Louisiana-Pacific for $15 per share in cash. Louisiana-Pacific will commence a tender offer for the ABT Building Products Corporation shares by Monday, January 25, 1999. The transaction is valued at approximately $225 million, including assumption of debt. It is expected to close in late February.

In discussing the offer, George T. Brophy, Chairman &CEO, made the following comments:

"I'm pleased that we will be associated with Louisiana-Pacific for the following reasons:

o The offer is a fair one that the Board considered carefully. It is also risk free in that only cash is involved.

o We have some significant growth strategies and financing of these important plans will be made easier as part of Louisiana-Pacific.

o The marriage is good in that separately, Louisiana-Pacific and ABT Building Products have developed outstanding technology in the engineered wood field. with the exchange of technology, the combined entity will be world class.

o The opportunities provided our people was a positive factor. They will have a much bigger universe to expand their personal careers. It is a good meld of cultures and we frankly like the integrity and style of the people at Louisiana- Pacific."

The transaction is subject to compliance with certain regulatory requirements and other customary conditions, but has received the approval of the Boards of Directors of both companies. In addition, holders of approximately 46% of ABT Building Products Corporation's outstanding shares have agreed to tender their shares.

ABT Building Products Corporation produces specialty building products manufactured from engineered wood and plastics. Premium products include paneling, mouldings, exterior shutters, exterior accessories, doorskins and siding. The major markets served are home improvement, remodeling, commercial and new construction. (HOME PAGE ADDRESS ON THE WORLD WIDE WEB -
HTTP://WWW.ABTCO.COM)

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ from those contemplated by such statements. Factors that could cause such differences include the cyclical nature of the construction industry, changes in interest rates and general economic conditions, adverse weather, cost and availability of materials used to manufacture the company's products, competitive developments affecting the building products industry, and the risk factors described from time to time in the reports and disclosure documents filed by ABT Building Products Corporation with US securities regulatory agencies and commissions.


                                            #   #   #